UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	APPLICATION FOR AN ORDER
UNDER SECTION 6(c) OF THE
CPG Carlyle Private Equity Fund, LLC	INVESTMENT COMPANY
CPG Carlyle Private Equity Master Fund, LLC	ACT OF 1940, AS AMENDED
Central Park Advisers, LLC	(THE "1940 ACT"), FOR AN
EXEMPTION FROM SECTIONS
18(c) AND 18(i) OF THE 1940
ACT, AND UNDER
SECTION 17(d) OF THE 1940
ACT AND RULE 17d-1
THEREUNDER
File No. 812-_________

Written or oral communications regarding this Application
should be addressed to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

With copies to:

Mitchell A. Tanzman
Central Park Group, LLC
805 Third Avenue,
New York, New York 10022

This Application (including Exhibits) consists of 22 pages.
The Exhibit Index is on page 19.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	APPLICATION FOR AN ORDER
UNDER SECTION 6(c) OF THE
CPG Carlyle Private Equity Fund, LLC	INVESTMENT COMPANY
CPG Carlyle Private Equity Master Fund, LLC	ACT OF 1940, AS AMENDED
Central Park Advisers, LLC	(THE "1940 ACT"), FOR AN
EXEMPTION FROM SECTIONS
18(c) AND 18(i) OF THE 1940
ACT, AND UNDER
SECTION 17(d) OF THE 1940
ACT AND RULE 17d-1
THEREUNDER
File No. 812-_________

I.      THE PROPOSAL

CPG Carlyle Private Equity Fund, LLC (the "Feeder Fund"), CPG Carlyle Private Equity Master Fund, LLC (the "Master Fund" and together with the Feeder Fund, the "Funds") and Central Park Advisers, LLC (the "Adviser" and collectively with the Feeder Fund and the Master Fund, the "Applicants") hereby submit this application (the "Application") to the Securities and Exchange Commission (the "Commission") requesting an order under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting an exemption from Sections 18(c) and 18(i) of the 1940 Act, and under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Feeder Fund to offer investors multiple classes of units of beneficial interest ("Units")1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application.  The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its Units, existing now or in the future, for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser acts as investment adviser, and which provides periodic liquidity with respect to its Units through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "1934 Act").2  The Feeder Fund and any other investment company relying on this relief will do so in a manner consistent with the terms and conditions of this Application.  Applicants represent that any other person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Feeder Fund is a newly-formed Delaware limited liability company that is registered under the 1940 Act as a closed-end, non-diversified management investment company.3  The Feeder Fund's investment objective is to seek attractive long-term capital appreciation.  In pursuing its investment objective, the Feeder Fund intends to invest substantially all of its assets in the Master Fund, a Delaware limited liability company that also is registered under the 1940 Act as a closed-end, non-diversified management investment company, in reliance on Section 12(d)(1)(E) of the 1940 Act.  Through its investment in the Master Fund, which has the same investment objective and substantially the same investment policies as those of the Feeder Fund, the Feeder Fund intends to operate as a "fund of funds" that provides a means for investors to participate in investments in various alternative investment funds (discussed below).  The Master Fund will not issue multiple classes of its units of beneficial interest and is an Applicant because of the master-feeder structure.  The Master Fund intends to invest principally in alternative investment funds with an emphasis on private equity funds (e.g., buyout, growth and mezzanine).  In addition, the Master Fund may, under limited circumstances, invest or trade, directly in securities and financial instruments for hedging purposes and/or pursuant to investment advice of discretionary or non-discretionary managers.

The Feeder Fund anticipates that the Units will be offered in private placement transactions on a continuous basis at net asset value per unit plus any applicable sales loads, as described in the Feeder Fund's confidential memorandum (the "Confidential Memorandum").  As set forth in the Confidential Memorandum, the Feeder Fund currently intends initially to offer continuously a single class of Units (the "Class A Units") and, if the requested relief is granted, the Feeder Fund intends to offer continuously an additional class of units (the "Class I Units") having its own sales charge and expense structure.  Both

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1
As used in this Application, "Units" includes any other equivalent designation of a proportionate ownership interest of the Feeder Fund (or any other registered closed-end management investment company relying on the requested order).

2	The terms "control" and "investment adviser" are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

3	The Feeder Fund (File No. 811-22763) and Master Fund (File No. 811-22764) filed with the Commission their initial registration statement statements on Form N-2 on October 30, 2012.

Class A Units and Class I Units will be sold only to persons who are "accredited investors," as defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act").

The Units will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium.  Because unitholders will not have the right to require the Feeder Fund to redeem Units, the Feeder Fund may from time to time offer to repurchase Units pursuant to written tenders by unitholders in accordance with Rule 13e-4 under the 1934 Act ("Repurchases"), in order to provide a limited degree of liquidity to unitholders.4  Repurchases of Units will be made at such times, in such amounts and on such terms as may be determined by the Board of Directors (the "Board," and each member thereof, a "Director") of the Feeder Fund in its sole discretion.  In determining whether the Feeder Fund should offer to repurchase Units, the Board will consider a variety of operational, business and economic factors.  The Adviser anticipates that, it will recommend to the Board that the Feeder Fund offer to repurchase Units from investors on a quarterly basis, commencing with the first fiscal quarter after two full years of fund operations, with such repurchases to occur as of the last day of March, June, September and December (or, if any such date is not a business day, on the immediately preceding business day).  The Feeder Fund generally will not offer to repurchase Units unless the Master Fund simultaneously conducts a repurchase offer for the Master Fund's units of beneficial interest.

As with open-end management investment companies that issue multiple classes of units pursuant to Rule 18f-3 under the 1940 Act, the different classes of Units of the Feeder Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees).  Thus, the net income attributable to, and any dividends payable on, each class of Units will differ from the other classes from time to time.  As a result, the net asset value per Unit of the classes may differ over time.

Under the proposal, each class of Units would be offered at net asset value.  The new Unit class—Class I Units—would be offered at net asset value and may (but would not necessarily) be subject to an annual asset-based service and/or distribution fee.  Class A Units would continue to be offered at net asset value with the front-end sales load and asset-based service and/or distribution fees disclosed in the Confidential Memorandum, as supplemented or amended from time to time.  Each class of Units would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"), as such rule may be amended, or any successor rule thereto ("NASD Conduct Rule 2830")5 as if it applied to the Feeder Fund.  The structure of the proposed classes of Units is described in detail below under Section II.C.

If this application for an order is granted, the classes of Units described above may or may not be offered.  Additional classes of Units may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants.  See, e.g., BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012)

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4	Similarly, the Master Fund's repurchase offers will be conducted pursuant to Rule 13e-4 under the 1934 Act.

5	Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

(Notice) and 30133 (Jul. 10, 2012) (Order); ASGI Agility Income Fund, et al., Investment Company Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order); Highland Capital Management, L.P., et al., Investment Company Act Rel. Nos. 28888 (Aug. 27, 2009) (Notice) and 28908 (Sept. 22, 2009) (Order); Allianz RCM Global Ecotrends Fund, et al., Investment Company Act Rel. Nos. 27936 (Aug. 23, 2007) (Notice) and 27971 (Sept. 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Investment Company Act Rel. Nos. 27263 (Mar. 16, 2006) (Notice) and 27285 (Apr. 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Investment Company Act Rel. Nos. 25924 (Feb. 3, 2003) (Notice) and 25951 (Mar. 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Investment Company Act Rel. Nos. 24805 (Dec. 27, 2000) (Notice) and 24833 (Jan. 19, 2001) (Order); and Eaton Vance Management, et al., Investment Company Act Rel. Nos. 24648 (Sept. 19, 2000) (Notice) and 24689 (Oct. 16, 2000) (Order).

II.       STATEMENT OF FACTS

A.           The Applicants

Each of the Feeder Fund and the Master Fund is a newly-formed Delaware limited liability company registered under the 1940 Act as a closed-end, non-diversified management investment company.  Each of the Feeder Fund and the Master Fund was organized under the laws of the State of Delaware on October 23, 2012.

The Adviser, a wholly-owned subsidiary of Central Park Group, LLC, is a limited liability company organized under the laws of the State of Delaware and registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  The Adviser serves as the investment adviser to the Feeder Fund and the Master Fund.

B.           Current Structure and Characteristics

As noted above, Units will be offered on a continuous basis pursuant to a registration statement under the 1940 Act at their net asset value per Unit plus any applicable sales loads and may be purchased on the first business day of any month, or at such other times as the Board may determine.  The Units will be sold only to persons who are "accredited investors," as defined in Regulation D under the Securities Act.

The Feeder Fund, as a closed-end investment company, does not continuously redeem Units as does an open-end management investment company.  Units of the Feeder Fund are not listed on any securities exchange and do not trade on an over-the-counter system.  Furthermore, it is not expected that any secondary market will ever develop for the Units.  Thus, in order to provide a limited degree of liquidity to unitholders, the Feeder Fund may from time to time offer to repurchase Units at their then current net asset value pursuant to Rule 13e-4 under the 1934 Act pursuant to written tenders by unitholders.  Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion.  The Feeder Fund currently offers a single class of Units—Class A Units—that is subject to a maximum sales load of up to 3.50% and to a distribution and service fee charged at the annual rate of 0.60%.6

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6
Units are subject to an early withdrawal fee at a rate of 2.00% of the aggregate net asset value of investors' Units repurchased by the Fund (the "Early Withdrawal Fee") with respect to any repurchase of Units from an investor at any time prior to the day immediately preceding the one-year anniversary of the investor's purchase of the Units.  The Early Withdrawal Fee charged by the Fund is not the same as a contingent deferred sales charge ("CDSC") assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Early Withdrawal Fee is payable to the Fund to compensate long-term unitholders for the expenses related to shorter-term investors, in light of the Fund's

C.           Proposed Class Structure and Characteristics

The Feeder Fund proposes to engage in a continuous offering of Units in the manner described below.  The Feeder Fund proposes to offer multiple classes of Units, such as Class A Units and Class I Units, described below, or any other classes.  Additional classes may permit an investor to choose the method of purchasing Units that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Units.  In the future, the Feeder Fund's Board of Directors could adopt this or another sales charge structure.

Class A Units would be subject to:  (1) a maximum sales load of up to 3.50%; (2) minimum initial investment requirements of $50,000, and minimum subsequent investment requirements of $10,000; (3) an annual asset-based service and/or distribution fee; and (4) an Early Withdrawal Fee, in each case as set forth in the Confidential Memorandum, as amended or supplemented from time to time.  Class A Units will be sold only to persons who are "accredited investors," as defined in Regulation D under the Securities Act.

Class I Units would be offered at net asset value and may be subject to an annual asset-based service and/or distribution fee; these charges would differ in some respect from those applicable to Class A Units.  The Early Withdrawal Fee will equally apply to Class I Units and to all classes of Units of the Feeder Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder.

Actual fees approved and adopted may vary, but a class of Units could not have annual asset-based service and/or distribution fees in excess of the limits established by NASD Conduct Rule 2830.

The Feeder Fund has adopted a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a "Distribution and Service Plan").  The Feeder Fund's existing Distribution and Service Plan for Class A Units has been adopted in a manner consistent with Rule 12b-1.  The Distribution and Service Plan was approved by the Feeder Fund's sole Director, and the Distribution and Service Plan will, prior to the issuance of Units of the Feeder Fund, have been approved by a majority of the Directors who are not "interested persons" of the Feeder Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1.  Pursuant to its Distribution and Service Plan, the Feeder Fund will pay the broker or dealer appointed by the Feeder Fund to act as distributor of its Units (the "Distributor") an ongoing distribution and service fee (the "Distribution and Service Fee") at an annualized rate of 0.60% of the average net assets attributable to Class A Units.  This Distribution and Service Fee consists of compensation for the sale and marketing of Class A Units and for personal services provided to unitholders and/or the maintenance of unitholders accounts (e.g., personal services including, among others, responding to unitholders inquiries and providing information on their investments in the Feeder Fund).  Applicants represent that these asset-based Distribution and Service fees comply with the provisions of NASD Conduct Rule 2830.  Applicants represent that the Feeder Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Service Fees with respect to any Class I Units would be paid pursuant to a Distribution and Service Plan adopted by the Feeder Fund with respect to the applicable class.  Under the existing and any future Distribution and Service Plan, the Feeder Fund, either directly or through the

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generally longer-term investment horizons and investment operations. Although the Fund does not currently intend to impose CDSCs, it would only do so pursuant to Rule 6c-10 under the 1940 Act. CDSCs may be necessary for the Distributor to recover distribution costs.

Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Units and for personal services provided to unitholders and/or the maintenance of unitholders accounts.  Applicants represent that these asset-based distribution and service fees will comply with the provisions of NASD Conduct Rule 2830.  The Feeder Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Feeder Fund were an open-end investment company.

Although the Feeder Fund does not intend to do so, the Feeder Fund may waive the Early Withdrawal Fee for certain unitholders or transactions as established from time to time, in circumstances where the Board determines that doing so is in the best interests of the Feeder Fund.  With respect to any waiver of, scheduled variation in, or elimination of the Early Withdrawal Fee, the Feeder Fund will comply with Rule 22d-1 under the 1940 Act as if the Early Withdrawal Fee were a CDSC and as if the Feeder Fund were an open-end investment company and the Feeder Fund's waiver of, scheduled variation in, or elimination of, the Early Withdrawal Fee will apply uniformly to all unitholders of the Feeder Fund regardless of class.

All expenses incurred by the Feeder Fund will be allocated among its various classes of Units based on the respective net assets of the Feeder Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution and Service Plan of that class (if any), unitholder servicing fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Units of the Feeder Fund may, by action of the Feeder Fund's Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Feeder Fund's Confidential Memorandum, as amended or supplemented from time to time);

(2)	legal, printing and postage expenses related to preparing and distributing to current unitholders of a specific class materials such as unitholders reports, Offering Memoranda, and proxies;

(3)	Blue Sky fees incurred by a specific class;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the unitholders of a specific class;

(6)	Directors' fees incurred as a result of issues relating to a specific class;

(7)	Auditors' fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and unitholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any unitholders meetings as a result of issues relating to a specific class; and

(11)
any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Feeder Fund's assets) actually incurred in a different amount by a class or related to a class' receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Feeder Fund not allocated to specific classes as described above will be charged to the Feeder Fund and allocated to each class of the Feeder Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of the Feeder Fund may create and offer additional classes of Units, or may vary the characteristics described above of Class A Units and Class I Units, including without limitation, in the following respects:  (1) the amount of fees permitted by a Distribution and Service Plan as to such class; (2) voting rights with respect to a Distribution and Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Units allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Unit resulting from differences in fees under a Distribution and Service Plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act.  The Feeder Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company.  The Feeder Fund's Repurchases will be made to all of its classes of Units at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Unit resulting from differences in fees under a Distribution and Service Plan and/or service plan or in class expenses.

Because of the different distribution fees, unitholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Units may differ from each other from time to time.  As a result, the net asset value per Unit of the classes may differ over time.  Expenses of the Feeder Fund, allocated to a particular class of the Feeder Fund's Units will be borne on a pro rata basis by each outstanding Unit of that class.

III.      EXEMPTIONS REQUESTED

A.           The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Units of the Feeder Fund may be deemed:  (1) to result in the issuance of a "senior security" within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.           Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Feeder Fund to pay asset-based service and/or distribution fees.

IV.     COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, to participate in or effect any transaction in connection with any joint enterprise or other joint arrangement or profit sharing plan in which the investment company, or a company controlled by such registered company, participates.  In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.       DISCUSSION

A.           Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation ("Protecting Investors"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.7  For example, the characterization of a management company as "open-end" or "closed-end" has, historically, been crucial to the determination of the degree of liquidity the fund's unitholders will have, and thus the liquidity required of the fund's investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms.  Open-end funds have offered complete liquidity to their unitholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors.  Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity.  In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and the closed-end forms, consistent with investor protection.8

One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called "prime rate fund."  Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide unitholders liquidity through quarterly repurchases ("Closed-End Tender Offer Funds").

Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase unitholders liquidity through periodic tender offers under simplified procedures.9 Rule 23c-3 was adopted in Apr. 1993.10 Prime rate funds were cited in both

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7	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

8	Id. at 424.

9	Investment Company Act Rel. No. 18869 (Jul. 28, 1992) (the "Rule 23c-3 Proposing Release").

Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.11

Developments since the initial closed-end interval funds make further innovation appropriate.  Many funds either cannot or choose not to rely on Rule 23c-3.  Therefore, there exist a large number of Closed-End Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds.  Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.  See, e.g., BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); ASGI Agility Income Fund, et al., Investment Company Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order); Highland Capital Management, L.P., et al., Investment Company Act Rel. Nos. 28888 (Aug. 27, 2009) (Notice) and 28908 (Sept. 22, 2009) (Order); Allianz RCM Global Ecotrends Fund, et al., Investment Company Act Rel. Nos. 27936 (Aug. 23, 2007) (Notice) and 27971 (Sept. 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Investment Company Act Rel. Nos. 27263 (Mar. 16, 2006) (Notice) and 27285 (Apr. 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Investment Company Act Rel. Nos. 25924 (Feb. 3, 2003) (Notice) and 25951 (Mar. 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Investment Company Act Rel. Nos. 24805 (Dec. 27, 2000) (Notice) and 24833 (Jan. 19, 2001) (Order); Eaton Vance Management, et al., Investment Company Act Rel. Nos. 24648 (Sept. 19, 2000) (Notice) and 24689 (Oct. 16, 2000) (Order) along with Eaton Vance Management, et al., Investment Company Act Rel. Nos. 23770 (Apr. 6, 1999) (Notice) and 23818 (Apr. 30, 1999) (Order) and Eaton Vance Management, et al., Investment Company Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (Jun. 16, 1997) (Order); AIM Advisors, Inc., et al., Investment Company Act Rel. Nos. 24110 (Oct. 25, 1999) (Notice) and 24149 (Nov. 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Investment Company Act Rel. Nos. 24066 (Oct. 1, 1999) (Notice) and 24114 (Oct. 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Investment Company Act Rel. Nos. 24014 (Sept. 15, 1999) (Notice) and 24078 (Oct. 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Investment Company Act Rel. Nos. 23945 (Aug. 12, 1999) (Notice) and 23992 (Sept. 2, 1999) (Order); Kemper Floating Rate Fund, et al., Investment Company Act Rel. Nos. 23811(Apr. 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Investment Company Act Rel. Nos. 23312 (Jul. 10, 1998) (Notice) and 23378 (Aug. 5, 1998) (Order); and Sierra Prime Income Fund, et al., Investment Company Act Rel. Nos. 22512 (Feb. 14, 1997) (Notice) and 22556 (Mar. 12, 1997) (Order).

B.           Multiple Classes of Units – Exemptions from Sections 18(c) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Units of the Feeder Fund may be deemed:  (1) to result in the issuance of a "senior security" within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of stock that is a senior security.  In particular, Section 18(c) of the 1940 Act provides in relevant part that:

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10
Investment Company Act Rel. No. 19399 (Apr. 7, 1993) (the "Rule 23c-3 Adopting Release").  The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity.  The Commission neither adopted nor withdrew proposed Rule 22e-3.

11	Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .

Section 18(i) of the 1940 Act provides in relevant part that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the "Multiple Class System") may result in Units of a class having "priority over [another] class as to . . . payment of . . . dividends" and having unequal voting rights, because under the Multiple Class System (i) unitholders of different classes may pay different distribution fees, different unitholder services fees, and any other expenses (as described above in Section II.C) that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of units of the Feeder Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Units without having to create new feeder funds.  Applicants believe that current and future unitholders will benefit if new classes of Units with different pricing structures are created providing investors with enhanced investment options.  Under the Multiple Class System, an investor will be able to choose the method of purchasing Units that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Units, and other relevant factors.  The proposed system would permit the Feeder Fund to facilitate the distribution of Units and provide investors with a broader choice of unitholders options.

By contrast, if the Adviser was required to sponsor the organization of new, separate feeder funds rather than new classes of Units, the creation of the new, separate feeder funds would involve increased costs and administrative burdens borne by unitholders, as compared to the creation of additional classes of Units of the Feeder Fund.

Under the Multiple Class System, holders of each class of Units may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Units than they would be if the classes were separate funds or portfolios.  As the Feeder Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied.  After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end management investment companies permitting those funds to issue two or more classes of units representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.12

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures.  The Multiple Class System does not relate to borrowings and will not adversely affect the Feeder Fund's assets.  In addition, the proposed system will not increase the speculative character of the Feeder Fund's Units.  Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of unitholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of units with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies.  The Feeder Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule's provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure.  In fact, the Feeder Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Units, except for differences related to Repurchases.

In particular, the Feeder Fund proposes to offer Units continuously at net asset value.  It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements.  Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities.  However, those technical differences do not appear relevant here.  While closed-end funds may not issue multiple classes of units without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.13  Provisions regulating the issuance by closed-end funds of debt or

_________________________

12
See Investment Company Act Rel. No. 20915 (Feb. 23, 1995).  As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of units with varying arrangements for the distribution of securities and the provision of services to unitholders.  In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of units must have separate 12b-1 plan provisions.  Moreover, any action on the 12b-1 plan (i.e., director or unitholders approval) must take place separately for each class.  The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the unitholders voting provisions of the rule.

13
See, e.g., BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); ASGI Agility Income Fund, et al., Investment Company Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order); Highland Capital Management, L.P., et al., Investment Company Act Rel. Nos. 28888 (Aug. 27, 2009) (Notice) and 28908 (Sept. 22, 2009) (Order); Allianz RCM Global Ecotrends Fund, et al., Investment Company Act Rel. Nos. 27936 (Aug. 23, 2007) (Notice) and 27971 (Sept. 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Investment Company Act Rel. Nos. 27263 (Mar. 16, 2006) (Notice) and 27285 (Apr. 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Investment Company Act Rel. Nos. 25924 (Feb. 3, 2003) (Notice) and 25951 (Mar. 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Investment Company Act Rel. Nos. 24805 (Dec. 27, 2000) (Notice) and 24833 (Jan. 19, 2001) (Order); Eaton Vance Management, et al., Investment Company Act Rel. Nos. 24648 (Sept. 19, 2000) (Notice) and 24689 (Oct. 16, 2000) (Order) along with Eaton Vance Management, et al., preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of units.  Therefore, Applicants propose to base the conditions under which the Feeder Fund would issue multiple classes of Units on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Feeder Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of unitholders.  The Feeder Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its Confidential Memorandum and of the differences among the various classes and the different expenses of each class of Units offered.  Applicants represent that these distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830.  Applicants also represent that the Feeder Fund will disclose in its Confidential Memorandum the fees, expenses and other characteristics of each class of Units offered for sale by the Confidential Memorandum, as is required for open-end, multiple class funds under Form N-1A.  As if it were an open-end management investment company, the Feeder Fund will disclose fund expenses borne by unitholders during the reporting period in unitholders reports14 and describe in its Confidential Memorandum any arrangements that result in breakpoints in sales loads.15 The Feeder Fund will include any such disclosures in its unitholders reports and Confidential Memorandum to the extent required as if the Feeder Fund were an open-end fund.  The Feeder Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company units, and regarding Confidential Memorandum disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Feeder Fund.16 The Feeder Fund will contractually require that the Distributor comply with such requirements in connection with the distribution of Units of the Feeder Fund.

_________________________

Investment Company Act Rel. Nos. 23770 (Apr. 6, 1999) (Notice) and 23818 (Apr. 30, 1999) (Order) and Eaton Vance Management, et al., Investment Company Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (Jun. 16, 1997) (Order); AIM Advisors, Inc., et al., Investment Company Act Rel. Nos. 24110 (Oct. 25, 1999) (Notice) and 24149 (Nov. 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Investment Company Act Rel. Nos. 24066 (Oct. 1, 1999) (Notice) and 24114 (Oct. 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Investment Company Act Rel. Nos. 24014 (Sept. 15, 1999) (Notice) and 24078 (Oct. 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Investment Company Act Rel. Nos. 23945 (Aug. 12, 1999) (Notice) and 23992 (Sept. 2, 1999) (Order); Kemper Floating Rate Fund, et al., Investment Company Act Rel. Nos. 23811(Apr. 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Investment Company Act Rel. Nos. 23312 (Jul. 10, 1998) (Notice) and 23378 (Aug. 5, 1998) (Order); and Sierra Prime Income Fund, et al., Investment Company Act Rel. Nos. 22512 (Feb. 14, 1997) (Notice) and 22556 (Mar. 12, 1997) (Order).

14	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

15	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (Jun. 7, 2004) (adopting release).

16
Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Rel. No. 26341 (Jan. 29, 2004) (proposing release).

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for funds of funds.17 Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to BlackRock Preferred Partners LLC, Versus Capital Multi-Manager Real Estate Income Fund LLC, ASGI Agility Income Fund, Highland Capital Management, Allianz RCM Global Ecotrends Fund, Man-Glenwood Lexington, LLC, Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Pilgrim Senior Income Fund, Scudder Weisel Capital Entrepreneurs Fund, Senior Debt Portfolio, Eaton Vance Advisers Senior Floating-Rate Fund, Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Stein Roe Floating Rate Income Fund, Oppenheimer Senior Floating Rate Fund, Kemper Floating Rate Fund, North American Senior Floating Rate Fund, and Sierra Prime Income Fund.18  In those cases, the Commission permitted closed-end funds that offered and sold their units continuously and that conducted periodic repurchase offers or tender offers for a portion of their units, to implement multiple-class structures.  Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Feeder Fund.

C.           Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Feeder Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company).  Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies.  Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.19

Section 17(d) of the 1940 Act prohibits an affiliated person of or a principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, from effecting any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of Commission regulations.  Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.  Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants.  Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior

_________________________

17	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

18	See supra n.13. In the case of the Sierra Prime Income Fund, relief was also sought from Section 11 of the 1940 Act to permit certain exchanges of shares.

19
Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

Commission approval.  The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The Feeder Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class as if the Feeder Fund were an open-end investment company.  Therefore, the Feeder Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1.  Applicants note that, at the same time the Commission adopted Rule 12b-1,20 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1.  In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act.  The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.21

Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Feeder Fund's financing the distribution of its Units should be resolved by the Feeder Fund's undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.  Accordingly, Applicants undertake to comply, and undertake that the Feeder Fund's asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions.  Although the Feeder Fund does not anticipate imposing CDSCs, Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies.  The Feeder Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event it imposes CDSCs, the Feeder Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all unitholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.  Finally, to the extent the Feeder Fund determines to waive, impose scheduled variations of, or eliminate the Early Withdrawal Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Feeder Fund's waiver of, scheduled variation in, or elimination of, the Early Withdrawal Fee will apply uniformly to all unitholders of the Feeder Fund.

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20	See Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Rel. No. 11414 (October 28, 1980).

21	Id.

VI.         APPLICANTS' CONDITIONS

The Feeder Fund agrees that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.       CORPORATE ACTION

The Feeder Fund's Limited Liability Company Agreement empowers the Board of the Feeder Fund to establish different classes of Units and to take any other action necessary to accomplish the establishment and creation of such classes of Units.  Resolutions, attached as Exhibit A-1, have been adopted authorizing the Feeder Fund's officers to file the Application with the Commission.

VIII.    CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Sections 6(c) and Section 17(d) of the 1940 Act and Rule 17d-1 thereunder granting the exemptive order sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

IX.     PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is:

Central Park Group, LLC
805 Third Avenue,
New York, New York 10022

Applicants further state that all communications or questions concerning this Application should be directed to:

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-6138

With copies to:

Mitchell A. Tanzman
Central Park Group, LLC
805 Third Avenue,
New York, New York 10022

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  Under the provisions of each Applicant's governing document and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in its board of directors or trustees, as applicable.  Resolutions duly adopted by the relevant board authorizing the preparation and filing on behalf of the Companies of the Application, are filed as an exhibit to this Application, and the undersigned officer of the Adviser is fully authorized under the limited liability company agreement and bylaws of the Adviser to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

IN WITNESS WHEREOF, each Applicant has caused this Amendment to the Application to be duly executed this 30th day of October, 2012.

CPG CARLYLE PRIVATE EQUITY FUND, LLC
CPG CARLYLE PRIVATE EQUITY MASTER FUND, LLC

By:	/s/ Mitchell A. Tanzman
Name:	Mitchell A. Tanzman
Title	Principal Executive Officer

CENTRAL PARK ADVISERS, LLC

By:	/s/ Mitchell A. Tanzman
Name:	Mitchell A. Tanzman
Title:	Co-Chief Executive Officer

EXHIBIT INDEX

PAGE NUMBER

Exhibit A-1	Resolutions of the Sole Director of the Feeder Fund and the Master Fund	A-1

Exhibit B-1	Verification of the Feeder Fund and the Master Fund	B-1

Exhibit B-2	Verification of Central Park Advisers, LLC	B-2

EXHIBIT A-1

CPG Carlyle Private Equity Fund, LLC
CPG Carlyle Private Equity Master Fund, LLC

RESOLUTIONS ADOPTED BY THE SOLE DIRECTOR OF EACH FUND

RESOLVED, that the officers of the Fund, with the assistance of legal counsel, are hereby authorized to prepare and file with the Securities and Exchange Commission (the "Commission") an application for an order under Section 6(c) of the 1940 Act granting an exemption from Sections 18(c) and 18(i) of the 1940 Act, and under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (the "Application"), and any and all amendments thereto; and it was further

RESOLVED, that the Fund may rely on relief received pursuant to the Application in an order of the Commission at the discretion of the Fund's officers; and it was further

RESOLVED, that each appropriate officer of the Fund, acting alone, hereby is authorized, empowered and directed, acting with such advice of counsel as such officer shall deem necessary, to take such actions, and to prepare, execute and file, in the name of and on behalf of the Fund, any and all documents, agreements, certificates, or instruments which such officer deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions.

A-1

EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 30, 2012 for and on behalf of CPG Carlyle Private Equity Fund, LLC and CPG Carlyle Private Equity Master Fund, LLC (each, a "Fund"); that he is the Principal Executive Officer of each Fund; and that all action by unitholders, members, directors, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mitchell A. Tanzman
Mitchell A. Tanzman
Principal Executive Officer

B-1

EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 30, 2012 for and on behalf of Central Park Advisers, LLC ("CPA"); that he is the Chief Executive Officer of CPA; and that all action by members necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mitchell A. Tanzman
Mitchell A. Tanzman
Co-Chief Executive Officer

B-2